Joseph Nemmers Director, Piroutte Medical

LEAD INVESTOR Invested **$1,000** this round + **$249,999** previously

I believe in QuicPush as a product, and I have great confidence in the Pirouette leadership team. I am impressed with the intellectual property of the device, and in the technology that has been invested in the manufacturing process. I think QuicPush will offer better product dating and more reliable functionality than the current competitive products, and QuicPush's unique and ergonomic design will make it much easier for children and adults with limited hand and arm strength to self-inject. The other potential is that QuicPush can become a "Pipeline in a Product," meaning the device can be used for a wide variety of therapeutic applications.